Exhibit 4.4

PLAINS ALL AMERICAN

PNG SUCCESSOR

LONG-TERM INCENTIVE PLAN

Section 1.                                            Background.

On December 31, 2013 (the “Effective Time”), Plains All American Pipeline, L.P. (“PAA”) completed the closing of the merger of PAA Acquisition Company LLC (“MergerCo”), a wholly owned subsidiary of PAA, with and into PAA Natural Gas Storage, L.P. (“PNG”) with PNG continuing as the surviving entity (the “Merger”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated as of October 21, 2013, by and among PAA, MergerCo, PNG , and PNGS GP LLC (“PNG GP”).  As of the Effective Time, Plains All American GP LLC (the “Company”) assumed and adopted the PAA Natural Gas Storage, L.P. 2010 Long Term Incentive Plan (the “PNG Legacy Plan”), and approved the Plains All American PNG Successor Long-Term Incentive Plan (this “Successor Plan”).  Capitalized terms used but not defined herein are defined in the Plains All American 2013 Long-Term Incentive Plan (the “2013 LTIP”).

This Successor Plan as set forth herein constitutes an amendment and restatement of the PNG Legacy Plan.  This Successor Plan supersedes and replaces in its entirety the PNG Legacy Plan, except that awards granted under the PNG Legacy Plan prior to the Effective Time shall be adjusted as provided in the Merger Agreement and as determined by the Board of Directors of PNG GP or the Board of Directors of the Company, as applicable, and shall otherwise be subject to the terms and conditions of the PNG Legacy Plan as in effect prior to this amendment and restatement thereof (other than such provisions relating to administration and the type of securities subject to such awards, which matters will be governed by this Successor Plan).

Section 2.                                            Units.

A total of 1,319,980 Units (representing the common units of PNG previously available under the PNG Legacy Plan, after conversion at 0.445 PAA Units for each common unit of PNG) may be issued under this Successor Plan.  Such number of Units includes the post-conversion Units that are subject to awards granted prior to the Effective Time under the PNG Legacy Plan that are converted as of the Effective Time pursuant to the terms of the Merger Agreement.

Section 3.                                            Awards.

For purposes of this Successor Plan, “Award” shall mean an Option, Restricted Unit, Phantom Unit or Unit Appreciation Right (with or without tandem DERs granted with respect to an Option, Phantom Unit or Unit Appreciation Right) granted under this Successor Plan.

Section 4.                                            Eligibility.

Awards under this Successor Plan after the Effective Time may be made to Employees or Directors.  Notwithstanding the foregoing or any provision in this Successor Plan to the contrary, to the extent required pursuant to applicable NYSE Listing Standards, Awards consisting of

Units or Awards that may be settled in Units may not be granted under this Successor Plan after the Effective Time to individuals who were, immediately before the Effective Time, employed by (or who were non-employee directors of) PAA or entities that were its subsidiaries immediately before the Effective Time (within the meaning of NYSE Listing Standard 303A.08 and interpretive guidance thereunder).

Section 5.                                            2013 LTIP Governs.

Awards with respect to Units that may be issued under this Successor Plan shall be governed by and administered pursuant to the terms and conditions set forth in the 2013 LTIP, except as such terms and conditions may be modified by the limitations set forth in this Successor Plan.  This Successor Plan shall be administered by the Committee.

Section 6.                                            Term.

This Successor Plan shall be effective as of the Effective Time and shall continue until the earliest of (i) the date terminated by the Board or the Committee or (ii) the date that all available Units under this Successor Plan have been paid or issued to Participants.  However, unless otherwise expressly provided in this Successor Plan or in an applicable Award Agreement, any Award granted prior to such termination, and the authority of the Board or the Committee under this Successor Plan or an Award Agreement to amend, alter, adjust, suspend, discontinue, or terminate any such Award or to waive any conditions or rights under such Award, shall extend beyond such termination date.